Exhibit 99.1

Yunji Receives Approval to Transfer to Nasdaq Capital Market

Hangzhou, CHINA, April 4, 2024 — Yunji Inc. (“Yunji” or the “Company”) (NASDAQ: YJ), a leading membership-based social e-commerce platform, today announced that on April 3, 2024, the Listing Qualifications department of the Nasdaq Stock Market LLC (“Nasdaq”) approved the Company’s request to transfer the listing of the Company’s American Depositary Shares (the “ADSs”) from the Nasdaq Global Market to the Nasdaq Capital Market. The transfer is expected to take effect at the opening of business on April 5, 2024. The transfer of the Company’s listing to the Nasdaq Capital Market is not expected to have any impact on trading in the Company’s ADSs. The Company’s ADSs will continue to trade uninterruptedly under the symbol “YJ.” The Nasdaq Capital Market operates in substantially the same manner as the Nasdaq Global Market, and companies on the Nasdaq Capital Market must meet certain financial and corporate governance requirements to qualify for continued listing.

As previously disclosed, on October 5, 2023, the Company received a letter from Nasdaq indicating that the Company was not in compliance with Nasdaq Listing Rule 5450(a)(1), as the closing bid price of the ADSs had been below US$1.00 per ADS for the previous 30 consecutive business days. The Company was given a period of 180 calendar days, or until April 2, 2024, to regain compliance with the minimum bid price requirement. In response, the Company submitted an application to transfer the listing of its ADSs from the Nasdaq Global Market to the Nasdaq Capital Market.

As a result of the transfer to the Nasdaq Capital Market, Nasdaq granted the Company a second period of 180 calendar days, or until September 30, 2024, to regain compliance with the minimum bid price requirement for continued listing. To regain compliance, the closing bid price of the Company’s ADSs must meet or exceed US$1.00 per ADS for a minimum of 10 consecutive business days on or prior to September 30, 2024. Nasdaq’s determination to grant the additional 180-day compliance period was in part based on the Company meeting the continued listing requirements of the Nasdaq Capital Market with the exception of the bid price requirement, and the Company having provided written notice of its intention to cure the deficiency during the additional compliance period, including effecting a reverse stock split or ADS-to-Class A ordinary share ratio if necessary.

The Company intends to continue to actively monitor the minimum bid price requirement and, as appropriate, will consider available options to resolve any deficiencies and regain compliance.

About Yunji Inc.

Yunji Inc. is a leading social e-commerce platform in China that has pioneered a unique, membership-based model to leverage the power of social interactions. The Company’s e-commerce platform offers high-quality products at attractive prices across a wide variety of categories catering to the day-to-day needs of Chinese consumers. In addition, the Company uses advanced technologies including big data and artificial intelligence to optimize user experience and incentivize members to promote the platform as well as share products with their social contacts. Through deliberate product curation, centralized merchandise sourcing, and efficient supply chain management, Yunji has established itself as a trustworthy e-commerce platform with high-quality products and exclusive membership benefits, including discounted prices.

For more information, please visit https://investor.yunjiglobal.com/

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes, “ “estimates,” “confident,” “potential,” “continue” or other similar expressions. Yunji may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Yunji’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Yunji’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Yunji’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Yunji’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Yunji undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Yunji Inc.

Investor Relations

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

ICR, LLC

Robin Yang

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957